[Letterhead of Morris, Manning & Martin, LLP]

August 12, 2016	Owen J. Pinkerton 202-216-4812 opinkerton@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Lisa Larkin, Esq.

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NexPoint Healthcare Opportunities Fund (the “Fund”)

Registration Statement on Form N-2

File Nos. 333-209932; 811-23144

Dear Ms. Larkin:

On behalf of NexPoint Healthcare Opportunities Fund (the “Fund”), please find transmitted herewith for filing Pre-Effective Amendment No. 1 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) (Registration No. 333-209932) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed, in part, in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated April 1, 2016. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment.

On behalf of the Fund, we respond to the specific comments of the Staff as follows:

Prospectus Cover Page

1.	We note your cover page disclosure that you may invest in non-traded Healthcare REITs. Non-traded REITS often charge high sales loads. Please tell the staff where you have disclosed to investors that this kind of investment can be costly.

Response: The Fund directs the Staff to disclosure found on pages 9 and 42 of the Prospectus relating to the high sales loads charged by non-traded REITs.

2.

The outside front cover must contain a cross reference to the prospectus discussion of any factors that make the offering speculative or one of high risk. For example, you state in the prospectus that the “Fund’s investments in non-investment grade investments and those deemed to be of similar quality are considered speculative with respect to the issuer’s capacity to pay interest and repay principal and are commonly referred to as ‘junk’ or ‘high yield’ securities.” You also state in the prospectus that the Fund may also invest in “derivative instruments, including options, futures, options on futures, forwards, swaps, options on swaps and other derivatives for hedging purposes or

Morris, Manning & Martin, LLP

Lisa Larkin, Esq.

August 12, 2016

speculative purposes.” You further state that the Fund “anticipates incurring leverage as part of its investment strategy,” which “will cause the Fund to incur additional expenses and may significantly magnify the Fund’s losses in the event of underperformance of the Healthcare Companies.” Please revise the front cover accordingly. See Item 1.j. of Form N-2.

Response: The Fund respectfully advises the Staff that the Prospectus cover page includes a statement that the proposed offering “involves a considerable degree of risk” and includes a cross-reference to the “Risk Factors” section of the Prospectus. Such statement is in bold type and at least 10 point type as required by Item 1(j) of Form N-2. The Fund, however, does not believe that Item 1(j) requires that the Fund identify on the Prospectus cover page each potential risk factor that makes the proposed offering speculative or one of high risk. To do so would require that the Fund make a subjective determination regarding the importance of each risk factor and would further dilute the information found on the Prospectus cover page. The Fund further notes that it has included a number of bullet points in bold type on the Prospectus cover page that the Staff has required for other non-traded closed-end funds and business development companies regarding the illiquidity of the shares being offered, the length of time an investor should be prepared to hold the shares being offered, the uncertainty and character of distribution payments and the limitations of the Fund’s share repurchase program. The Fund believes that its disclosures satisfy the requirements of Item 1(j) and are consistent with other closed-end fund and interval fund registration statements.

3.	Any commissions paid by other persons and other consideration should be noted and briefly described in footnote 2 to the pricing table. In this regard, see Instruction 2. to Item 1.g. of Form N-2, and the reference therein to the term “commissions” as defined in paragraph 17 of Schedule A of the Securities Act of 1933 (“Securities Act”).

Response: The Fund advises the Staff that all elements of the “sales load” are included in the pricing table.

4.	Please confirm that all of the information that precedes the section captioned “Table of Contents” will appear on the outside front cover of the prospectus in at least 10-point type.

Response: The Fund hereby confirms to the Staff that all information that precedes the section captioned “Table of Contents” is presented in at least 10-point type.

5.	Please confirm that you have provided the information required by Rule 481(d) under the Securities Act regarding stabilization or explain why it is not necessary. See Item 2.2. of Form N-2.

Response: The Fund respectfully advises the Staff that the provisions of Rule 481(d) of the Securities Act of 1933 are not applicable to this offering. The proposed offering will be conducted on a “best efforts” basis, and the shares to be offered through the Registration Statement will not be listed on a national securities exchange. Therefore, there will be no over-allotment option or similar arrangement with the distributor, and, since there will be no public trading market for the shares being offered, the distributor will not engage in any activities to stabilize, maintain or otherwise affect the market price of such shares.

Morris, Manning & Martin, LLP

Lisa Larkin, Esq.

August 12, 2016

Page 1 – Investment Strategy

6.	You state, “healthcare Companies may include companies in one or more of the following sub-sectors . . . . “ Please change “may include” to “includes.”

Response: The Fund has revised its disclosure on pages 1 and 14 of the Prospectus and page S-2 of the Statement of Additional Information (“SAI”).

7.	Please explain in plain English what a Healthcare REIT is. Also specify what you mean by “other healthcare-related research and development activities.”

Response: The Fund directs the Staff to disclosure on the Prospectus cover page that provides a definition of “Healthcare REITs”. The Fund has removed the clause “other healthcare-related research and development activities” from page 1 of the Prospectus and in all other locations.

8.	You state, “Additionally, we consider the term Healthcare Company to include companies that are materially impacted by the healthcare industry, such as a contractor that derives significant revenue or profit from the construction of hospitals.” As worded, this statement does not establish an adequate connection between a contractor and the healthcare industry. The contractor’s revenue or profits should derive primarily from the healthcare industry on an ongoing basis. Please revise accordingly.

Response: The Fund has revised its disclosure on pages 1 and 14 of the Prospectus and page S-2 of the SAI.

Page 2 – Investment Strategy

9.	You state, “Although the Fund intends to invest primarily in equity and debt securities of Healthcare Companies, the Fund may also invest up to 30% of its total assets, as measured at the time of investment, in exchange-traded funds (“ETFs”) and derivative instruments, including options, futures, options on futures, forwards, swaps, options on swaps and other derivatives for hedging purposes or speculative purposes.” On page 18, under “Other Information Regarding Investment Strategy,” you state, “Hedging or speculative positions may include short sales and derivatives, such as options, swaps and futures contracts. Under normal market conditions, no more than [25]% of the Fund’s total assets will be in hedging or speculative positions.” These two sections, as worded, suggest that there is an inconsistency with respect to the extent to which the Fund may invest for hedging or speculative purposes in derivatives and other types of investments. Please revise accordingly. Also, please tell the staff how derivatives are valued (i.e., notional or market or another approach) when calculating the Fund’s upper limit on investing its total assets in ETFs and derivatives for hedging or speculative purposes.

Response: The Fund respectfully advises the Staff that it does not believe that the two statements referenced are inconsistent with one another. The 30% limitation includes ETFs and derivative instruments, while the 25% limitation only refers to derivative positions and does not include ETFs. In addition, the Fund has revised its disclosure to state that it will value its derivative positions using market values, not notional values.

Morris, Manning & Martin, LLP

Lisa Larkin, Esq.

August 12, 2016

10.	Please ensure that the disclosure accurately describes the Fund’s use of derivatives and their risks. In connection with this, please consider the Division of Investment Management’s observations on derivatives-related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/ investment/guidance /ici073010.pdf).

Response: The Fund has reviewed the letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and believes that its derivatives disclosures are consistent with the observations made in the letter. The Adviser has considered the degree of economic exposure created by the Fund’s use of derivatives and limited such exposure by restricting the aggregate premiums and applicable margin associated with the Fund’s use of hedging positions to no more than 25% of the Fund’s total assets under normal market conditions.

The Fund directs the Staff to existing disclosure on pages 2 and 14 of the Prospectus that identify the primary derivative instruments the Fund intends to employ for hedging and/or speculative purposes.

11.	Please tell the staff whether the Fund may invest in private investment companies (e.g., hedge funds) and, if so, the extent to which the Fund may do so. We may have additional comments after reviewing your response.

Response: The Fund advises the Staff that it does not currently intend to invest in private investment funds (e.g., hedge funds).

Page 2 – Leverage

12.	Please provide a plain English definition of leverage.

Response: The Fund has revised its disclosure on page 2 of the Prospectus.

Page 3 – Leverage cont’d

13.	If the Fund engages in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission issued a proposed rule and, prior to that, a concept release exploring issues relating to the use of derivatives by funds, including whether market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940 (“1940 Act”). See Investment Company Act Release No. 31933 (Dec. 11, 2015) and Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates. Also, if the Fund may write/issue (i.e., it is the protection seller for) credit default swaps, please confirm to the staff that the fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response: The Fund no longer intends to invest in total return swaps and has revised its disclosure in the Prospectus to remove all references to total return swaps.

Morris, Manning & Martin, LLP

Lisa Larkin, Esq.

August 12, 2016

Page 3 – Investment Adviser and Fees

14.	Please explain to the staff how a Shared Services Agreement differs in substance and form from a typical sub-advisory contractual relationship. Please also tell the staff whether there are any actual or potential disadvantages (legal or otherwise) to shareholders as a result of the Shared Services Agreement. Does the Fund bear expenses associated with this arrangement, and if so, are those expenses clearly disclosed? Are the fees payable to Highland, if any, included in the “management fee” in the fee table? Is Highland bound by a fiduciary duty to the Fund? Is the Shared Services Agreement a contract that falls under Section 15(a) of the 1940 Act? Please attach the agreement as an exhibit to Part C of the registration statement.

Response: The Fund advises the Staff that the Shared Services Agreement between the Adviser and Highland Capital Management, L.P. (“Highland”) provides the Adviser with overhead, administrative services and other back office functions similar to what is often provided through an administration agreement. The Shared Services Agreement does not provide for advisory services and is not an agreement that is subject to Section 15(a) of the 1940 Act. All personnel that will provide advisory services to the Fund are either employed by the Adviser or are dual employees of Highland and the Adviser. Further, the Shared Services Agreement is between the Adviser and Highland and imposes no fees or expenses on the Fund. Additionally, the agreement creates no fiduciary duty owed to the Fund by Highland. Since the Fund is not a signatory to the agreement, the Fund respectfully submits to the Staff that it is not a material agreement required to be filed as an exhibit to the Registration Statement.

Page 4 – Investment Adviser and Fees cont’d

15.	You state, “If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio could exceed the Expense Limitation.” Please revise the sentence to state, “When the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio may exceed the Expense Limitation” because it appears likely that the Fund will invest in other investment companies and Acquired Fund Fees and Expenses are excluded from the Expense Limitation Agreement.

Response: The Fund has revised its disclosure in all relevant locations to state that, “If the Fund incurs expenses excluded from the Expense Limitation Agreement, the Fund’s expense ratio would be higher and could exceed the Expense Limitation.”

16.	You state, “To the extent that securities of Healthcare Companies managed by the Adviser or an affiliate are acquired on a primary basis and fees are paid to the Adviser by Healthcare Companies, an equal amount of fees will be rebated back to the Fund by the Adviser to the extent permitted by law. However, to the extent the Fund acquires securities of Healthcare Companies managed by the Adviser or an affiliate in the secondary market, fees will not be rebated back to the Fund.” With a view to disclosure, please explain why investments in securities of Healthcare Companies managed by the Adviser or an affiliate are consistent with Section 17(a) of the 1940 Act. In addition, please explain to the staff the basis for distinguishing between primary and secondary market purchases regarding the determination of whether fees will be rebated back to the Fund. In this respect, it is unclear what other fees, such as management fees, servicing fees, and monitoring fees are paid to the Adviser or its affiliates by Healthcare Companies and whether these fees will be rebated to the Fund. Please advise and if these fees will not be rebated, please explain why not.

Morris, Manning & Martin, LLP

Lisa Larkin, Esq.

August 12, 2016

Response: The Fund advises the Staff that it does not intend to acquire securities from an affiliated person or promoter of or principal underwriter of the Fund, or an affiliate of such a person, on a primary basis given the prohibitions found in Section 17(a) of the 1940 Act, unless permitted to do so subject to an exemptive rule or Commission exemptive order. To the extent the Fund acquires securities of a Healthcare Company controlled by the Adviser or an affiliate in a secondary market transaction, such purchase would not be prohibited by Section 17(a) of the 1940 Act because the Fund would not be acquiring securities from an affiliated person of the Fund (or an affiliated person of such a person). The Adviser and its affiliates distinguish between primary and secondary transactions with respect to asset-based fees because primary investments increase a Healthcare Company’s asset base and thus the applicable asset-based fee, while secondary investments merely result in a change in ownership but no change in the asset-based fees payable to the Adviser or an affiliate. It is the policy of the Adviser that in the event an affiliate of the Fund is proposed to receive advisory board fees from the Healthcare Company, the Adviser or its affiliate will rebate the Fund’s pro-rata portion of such fees in all instances. Other fees received by certain affiliates could be retained (and not rebated) if the services provided by such affiliate and the related fees for such services have been reviewed and approved by the Fund’s Board.

Page 6 – Conflicts of Interest

17.	You state, “As a result of the Fund’s arrangements with Highland, there may be times when Highland, the Adviser or their affiliates have interests that differ from those of the Fund’s shareholders, giving rise to a conflict of interest.” Please explain in detail the nature of the Fund’s arrangements with Highland. For example, please identify all contracts related to the arrangements with Highland and summarize their material terms. Please also attach the contracts as exhibits to the registration statement.

Response: The Fund advises the Staff that it has not entered into and does not currently intend to enter into any material contracts with Highland. The conflicts of interest relating to Highland result from its affiliation with the Adviser, as discussed in detail on pages 23 and 25 of the Prospectus. As noted in the Prospectus and in response to Comment 14 above, the Adviser has also entered into a shared services agreement with Highland that provides the Adviser with overhead, administrative services and other back office functions in order for the benefit of the Fund and other affiliated entities.

Page 7 – No Minimum Amount of Proceeds Required

18.	Will the Fund place offering proceeds in escrow? If not, please explain why not. If so, please disclose the terms of escrow.

Response: The Fund has determined not to place offering proceeds in escrow prior to commencing operations. The Adviser or an affiliate is expected to provide such amounts of their own capital over the Fund’s first year of operations to ensure that the Fund is able to develop a diversified portfolio of investments and meet the asset diversification tests in order to qualify as a regulated investment company (“RIC”). As a result, the Fund determined that it is not necessary to place offering proceeds in escrow prior to raising a certain level of proceeds from this offering.

Morris, Manning & Martin, LLP

Lisa Larkin, Esq.

August 12, 2016

Page 7 – Distribution Policy Risk

19.	Please add a plain English explanation with respect to the return of capital that clarifies the fact that an investor is not make a profit and is only getting his/her money back.

Response: The Fund has revised its disclosure on page 7 in response to the Staff’s comment.

Page 9 – REIT Risk

20.	If there is expected to be any subprime exposure with respect to the Funds’ investments in REITs, please disclose it here and add corresponding information in the strategies section.

Response: The Fund advises the Staff that it does not believe that there will be subprime exposure to the Fund or its shareholders as a result of its investments in healthcare REITs.

Page 11 – Fees and Expenses

21.	Please insert the term “common” before “shares” in the heading. “Annual Expenses (as a percentage of net assets attributable to shares)”.

Response: The Fund has revised its disclosure on page 11 of the Prospectus.

22.	Please confirm that the number in the line item “Total Annual Expenses (after fee waiver and reimbursement)” will add back in items excluded from the fee waiver to the extent that you can reasonably estimate the fees/expenses in the first year (e.g., Acquired Fund Fees and Expenses).

Response: The Fund confirms that the “Total Annual Expenses” line item includes all estimated expenses not included in the “Fee Waiver and Reimbursement” line item.

23.	In footnote 1 to the fee table, you state that the amounts shown in the table assume that the Fund sells $50 million worth of its shares during the twelve months following effectiveness of the registration statement. Please indicate the basis for selecting that amount of assets under management; that is, why is it appropriate to assume that the Fund will be able to attract that particular level of investment during the first twelve months of the continuous offering of its shares?

Response: The Fund advises the Staff that it intends to increase the size of its offering in the next pre-effective amendment to the Registration Statement. Notwithstanding the increased offering size, the Fund intends to maintain its disclosure in footnote (1) which assumes a capital raise of $50 million over the twelve months following effectiveness of the Registration Statement. The Fund’s estimate is based on prior programs managed by the Adviser and its affiliates that engaged Highland Capital Funds Distributor, Inc. (the “Distributor”) to raise capital on their behalf. The Distributor has a sales team consisting of 15 external and 9 internal wholesalers as well as personnel in national accounts and marketing that market its products daily. The Distributor believes this team will be able to leverage their current relationships to raise sufficient assets in order to gain scale in the Fund within the first 12 months of operations.

Morris, Manning & Martin, LLP

Lisa Larkin, Esq.

August 12, 2016

Page 12 – Fees and Expenses cont’d

24.	In footnote 8 to the Fee Table, what is the second paragraph telling an investor that the previous paragraph does not? If the second paragraph remains, please make it more plain English.

Response: The Fund has revised its disclosure in footnote (8) to the “Fees and Fund Expenses” table to clarify the reimbursement requirements included in the Expense Limitation Agreement.

Page 13 – Use of Proceeds

25.	Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies. See Item 7.2. of Form N-2.

Response: The Fund has revised its disclosure on page 13 of the Prospectus to indicate that it expects that it intends to invest substantially all of the net proceeds from this offering within 30-60 days following receipt of such proceeds.

Page 18 – Investment Objective, Policies and Strategies (Financing Strategy)

26.	Please explain in plain English what “accretive returns” are.

Response: The Fund has revised its disclosure on page 18 in response to the Staff’s comment.

Page 20 – Investment Objective, Policies and Strategies (Debt Securities)

27.	With respect to the second paragraph, if any of these investments are bank loans, please disclose that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Response: The Fund has revised its disclosure on page 20 of the Prospectus in response to the Staff’s comment.

28.	Will the Fund invest in collateralized loan obligations as part of its principal strategy? If so, please provide appropriate strategy and risk disclosure.

Response: The Fund advises the Staff that investing in collateralized loan obligations will not be a part of the Fund’s principal strategy.

Page 21 – Investment Objective, Policies and Strategies (Derivatives)

29.	The prospectus states that the Funds’ investments in derivatives will be counted toward the satisfaction of the Fund’s 80% policy. Please disclose how derivatives will be valued for purposes of satisfying the 80% policy.

Response: The Fund has revised its disclosure on page 21 of the Prospectus to indicate that derivatives will be valued at market value for purposes of satisfying the 80% Policy.

Morris, Manning & Martin, LLP

Lisa Larkin, Esq.

August 12, 2016

Page 21 – Investment Objective, Policies and Strategies (Restricted Securities and PIPEs)

30.	You state, “The amount of the discount from the prevailing market price is expected to vary depending upon the type of security, the character of the issuer, the length and nature of the restriction, the party who will bear the expenses of registering the restricted securities and prevailing supply and demand conditions.” Is it not possible to know whether the Fund will bear the costs of registration? If it is possible and you do know that the Fund will bear such costs, please disclose that. Also disclose whether the shares will be restricted for a number of months.

Response: The Fund advises the Staff that many of the material terms of a PIPE transaction are heavily negotiated among the parties. In the Adviser’s experience, however, registration fees are generally paid by the issuer of the securities, not the investor. Other terms, such as how long securities are restricted from transfer are subject to negotiation and may vary from transaction to transaction. Therefore, the Fund has not revised its disclosure in response to the Staff’s comment.

Page 22 – Investment Objective, Policies and Strategies (Healthcare REITs)

31.	You state, “The Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.” Please clarify that these expenses are in addition to the direct expenses of the Fund’s own operations and are not reflected in the Fund’s fee table and expense example presentation.

Response: The Fund has revised its disclosure on page 22 of the Prospectus.

Page 24 – Risk Factors (Conflicts of Interest cont’d)

32.	You state that the “recommended course of action will be presented to the conflicts committee for final determination as to how to proceed.” Please disclose who is on the conflicts committee and whether decisions made by the committee are reported to the Fund’s Board of Trustees.

Response: The Fund has revised its disclosure on page 53 of the Prospectus to indicate that the Conflicts Committee is a committee of the Adviser, not the Fund. In the event of a conflict regarding an issuer’s capital structure, personnel of Highland or the Adviser may recommend a strategy and this recommended course of action will be presented to the Adviser’s Conflicts Committee. The Conflicts Committee’s final decision is reported to the Fund’s Board of Trustees as part of the Adviser’s standard reporting package if a retail fund is a party to the transaction.

Page 43 – Risk Factors (PIPEs Risk)

33.	The last sentence appears to be missing language (“In addition, because the offering.”). Please revise.

Response: The Fund has revised its disclosure on page 44 of the Prospectus to remove the referenced language.

Morris, Manning & Martin, LLP

Lisa Larkin, Esq.

August 12, 2016

Page 47 – Management of the Fund (Investment Adviser)

34.	Please state the principal business address of the investment adviser and a description of its experience as an investment adviser. See Item 9.1.b.(1) of Form N-2.

Response: The Fund has revised its disclosure on page 48 of the Prospectus.

Page 48 – Management of the Fund (Investment Adviser cont’d)

35.	Disclosure in this section states that the base management fee is calculated based on “Daily Gross Assets,” which is defined on page 4 as “total assets, less any liabilities, but excluding liabilities evidencing leverage.” Please disclose how derivatives are valued for purposes of calculating “Daily Gross Assets.” Also, please disclose that the notional value of derivatives will not be used to calculate “Daily Gross Assets.”

Response: The Fund confirms that the market value of derivatives will be used for the purposes of calculating the Fund’s Daily Gross Assets under the Investment Advisory Agreement. The Fund has added disclosure to page 4 of the Prospectus where the term “Daily Gross Assets” is defined.

Page 50 – Management of the Fund (Investment Adviser cont’d)

36.	If the Fund will pay brokerage commissions to any broker that is an affiliated person of the Fund, affiliated person of the Fund, or affiliated person of an affiliated person of the Fund, its investment adviser, or its principal underwriter, please disclose such information accordingly. See Item 9.1.g. of Form N-2.

Response: The Fund does not intend to pay brokerage commissions to any of the individuals or entities noted in Item 9.1.g of Form N-2.

Page 50 – Determination of Net Asset Value

37.	Please inform the staff whether the Fund’s Board of Trustees will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Fund’s Board of Trustees will regularly review the historical accuracy of its fair value methodologies. See Investment Company Act Release No. 26299, Compliance Programs of Investment Companies and Investment Advisers, (Dec. 17, 2003).

Response: The Fund advises the Staff that its Board of Trustees will review and approve in advance the valuation methodologies of any independent valuation firm it engages. In addition, the Board of Trustees will regularly review the historical accuracy of the fair value methodologies employed by such independent valuation firm.

Statement of Additional Information

Page S-1 – Investment Objective and Policies (Fundamental Policies)

38.	Please disclose what system of industry classification and the Fund will use for purposes of it concentration policy; for example, Standard & Poor’s Global Industry Classification Standard.

Morris, Manning & Martin, LLP

Lisa Larkin, Esq.

August 12, 2016

Response: The Fund has revised its disclosure on page S-1 of the SAI as requested by the Staff.

Page S-10 – Investment Objective and Policies (Involuntary Repurchases)

39.	This section explains that the Fund may “repurchase at NAV shares of a shareholder, or any person acquiring shares from or through a shareholder” under certain circumstances. Please provide us with an explanation of the legal basis for such repurchases. See generally Section 23(c) of the 1940 Act.

Response: The Fund has revised the SAI to remove the disclosure relating to involuntary repurchases. The Fund advises the Staff that it will not involuntarily repurchase any shares from shareholders unless and until the staff of the Commission agrees that involuntary repurchases by the Fund are permitted under the 1940 Act and the rules promulgated thereunder.

Page S-12 – Management of the Fund (Trustee Qualifications)

40.	For each trustee, please ensure that the disclosure to be provided briefly identifies the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a trustee for the Fund at the time that the disclosure is made, in light of the Fund’s business and structure. See Item 18.17. of Form N-2.

Response: The Fund has revised its disclosure to include biographical information for each of its trustees as well as the specific experience, qualifications, attributes or skills that led to the conclusion that each should serve as a trustee of the Fund.

41.	Please disclose all of the other information required by Item 18 of Form N-2 in the next submission of the prospectus.

Response: Since the initial filing of the Registration Statement, the Fund has appointed a board of trustees. The Fund has revised the Registration Statement to include the information required by Item 18 of Form N-2.

Page S-15 – Proxy Voting Policies and Procedures

42.	You state, “The Board has delegated the voting of proxies for Fund securities to the Adviser pursuant to the Adviser’s proxy voting policies and procedures.” Does Highland also have delegated authority to vote proxies for Fund securities? If so, please describe Highland’s proxy voting policies and procedures and/or attach the policies and procedures as an appendix in the Statement of Additional Information. See Item 18.16. of Form N-2.

Response: The Fund advises the Staff that it does not intend to delegate the voting of proxies to Highland. If it delegates proxy voting authority to Highland at a future date, it will revise its SAI accordingly.

43.	You state, “The Fund’s proxy voting record for the most recent 12-month period is available (i) without charge, upon request, by calling 877-665-1287 and (ii) on the Commission’s web site (http://www.sec.gov).” Please add “ended June 30” after “12-month period.” See Item 18.16. of Form N-2.

Morris, Manning & Martin, LLP

Lisa Larkin, Esq.

August 12, 2016

Response: The Fund has revised its disclosure on page S-22 of the SAI.

Page S-18 – Portfolio Manager

44.	Please describe the structure of, and the method used to determine, the compensation of each Portfolio Manager required to be identified in response to Item 9.1.c. of Form N-2. For each type of compensation (e.g., salary, bonus, deferred compensation, retirement plans and arrangements), describe with specificity the criteria on which that type of compensation is based, for example, whether compensation is fixed, whether (and, if so, how) compensation is based on the Fund’s pre- or after-tax performance over a certain time period, and whether (and, if so, how) compensation is based on the value of assets held in the Fund’s portfolio. For example, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured. See Item 21.2. Instruction 1. regarding an initial registration statement.

Response: The Fund has included disclosure as required by Instruction 1 to Item 21.2 of Form N-2 as requested by the Staff.

Part C

Page C-4 - Signatures

45.	At the time the registration statement was originally filed, Brian Mitts was the sole initial trustee of the Fund. Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the 1940 Act. Also, please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by a majority of the Fund’s Board of Trustees.

Response: Since the initial filing of the Registration Statement, the Fund has appointed a board of trustees. The amended Registration Statement has been signed by all of the trustees.

*            *             *            *            *

If you have any questions, please do not hesitate to contact the undersigned at (202) 216-4812.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Owen J. Pinkerton

Owen J. Pinkerton, Esq.

cc:	Heath D. Linsky, Esq.

Brian Mitts